GREENKRAFT, INC.
2530 S. Birch Street
Santa Ana, CA 92707

January 29, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc. (formerly known as Sunrise Global, Inc.) Amendment No. 1 to Form 8-K Filed January 29, 2014 File No. 000-53047

Dear Ms. Nguyen

In connection with the above referenced filing being filed with the Securities and Exchange Commission on the date hereof, we hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission with taking any action with respect to the above referenced filing; and

3.	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GREENKRAFT, INC. By: /s/George Gemayel George Gemayel President